

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 11, 2016

Via E-mail
Joseph Ryan
Madyson Equity Group, LP
c/o Madyson Capital Management, LLC
3204 N. Academy Blvd., Suite 120
Colorado Springs, Colorado 80917

> **Re:** **Madyson Equity Group, LP**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed September 28, 2016**
> **File No. 024-10598**

Dear Mr. Ryan:

We have reviewed your amended offering statement and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2016 letter.

Prior Performance Table, page 47

1. We note your revised table, which includes purchase price, sales price, income, expenses, profit or loss, and IRR for the individual properties purchased. However, it appears you have not included the requested disclosure. Please revise your prior performance tables to correspond with the guidance in Appendix II of Industry Guide 5 and Disclosure Guidance Topic Number 6.

Joseph Ryan
Madyson Equity Group, LP
October 11, 2016
Page 2

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq.